

QUANTUM EXPEDITIONS

Your opportunity to own part of a Bitcoin mining powerhouse

Highlights

1. Already profitable with over 180 miners currently deployed.

2. Highly experienced team driven to optimize bitcoin mining in a new, innovative direction.

3. Regular updates provided on both our X accounts and through Webinars. Please see links for details.

4. Green energy focused with a drive to introduce stranded gas mining in the near future.

Team



Doug Hardwick Chief Executive Officer

Over 20 years' experience in Oil & Gas asset management, mineral property consulting and sales and marketing based in Texas. Well connected with local resources in Texas including skilled manpower.





Mati Greenspan Chief Financial Officer

Well known entrepreneur in the blockchain space. Founder & CEO of Quantum Economics. Licensed portfolio manager in the European Union and the co-author of the book The Complete Guide to FinTech Investing. Former executive of eToro.





Nick Kresz Chief Technology Officer

A visionary technology leader with deep expertise in securing critical systems, scaling high-performance teams, and aligning innovative solutions with strategic business goals. Has successfully led large-scale deployments of tens of t





Oz Sultan Chief Security Officer

Over 20 years working in financial and security technology including CTO roles and a decade in technology marketing including Director level. Oz has designed systems for Moody's Analytics and The Economist. Chief architect at Quantum Economics.





Trent Stephens VP of Operations

Above all Trent cares deeply about the community and is an active mentor with

Above all Trent cares deeply about the community and is an active mentor with deep impact. His hands-on experience in deploying bitcoin mining machines across the United States over the last three years add greatly to the vast knowledge of the team.





The MadHatter

Join a Community of Bitcoin Mining Enthusiasts

"It might make sense just to get some in case it catches on" Satoshi Nakamoto

This crowdfund is available until April 30th, 2025 or until we reach a maximum $1,235,000, whichever comes first.

Welcome to the Expedition!!

To get started we'd like to integrate you right into our workflow and daily communication.

Remember, the more you engage with us the more it will attract others and add value for everyone in our bitcoin mining community.



COMMUNICATION
SCHEDULE

WEEKLY
Twitter Spaces
Mon: 5pm EST
Thurs: 12pm EST
MONTHLY
Newsletter
Expedition Log
NEWS
QUARTERLY
Webinar
Open to All
24/7 DISCORD SUPPORT
24/7

Click here to join us on Twitter / X where we hold a biweekly audio call on Twitter Spaces. To join the call simply visit @qntmexpeditions at the designated times.

For the monthly "Expedition Log" newsletter, please sign up on our homepage at QuantumExpeditions

Here is our latest investor update webinar for you to listen to:

Quantum Expeditions - Q4 Investor Webinar
Quantum Expeditions
Matt Case
AGENDA
State of the Market 04
Off-Grid 05
Current Valuation 06
Roadmap
Profit Projection
WeFunder 9
Q&A 10
Conclusion 11
QEX
QEX
Q4 Investor Webinar
by @QntmExpeditions
Watch on YouTube

Also connect with us on <u>YouTube</u>, <u>LinkedIn</u>, <u>Instagram</u>, <u>Discord Server</u> and even <u>TikTok</u> for the latest news and thoughts from our team.

Industry Experts: Paving the Way to Bitcoin Mining Excellence

Why Quantum Expeditions? It starts with our founders:

Our team brings unmatched expertise, experience, and a network that's built for greatness.

Led by industry leaders like **Doug Hardwick**, **Oz Sultan**, **Mati Greenspan**, **Nick Kresz**, and **Trent Stephens**, our core team has the collective knowledge, connections, and technical skills to make this vision a reality. Here's what sets them apart:

- **<u>Mati Greenspan:</u>**

A renowned entrepreneur and blockchain expert, Mati has been recognized as one of CoinTelegraph's Top 100 Movers and Shakers in Blockchain. His insights regularly appear in major outlets like Bloomberg, TheWall Street Journal, and CNBC.

- **<u>Doug Hardwick:</u>**

With unparalleled expertise in the Oil & Gas Industry, Doug has built a strong network and carved a path toward cheaper, greener Bitcoin mining. His innovative approach to stranded gas mining is turning a groundbreaking vision into reality.

- **<u>Oz Sultan:</u>**

Oz Sultan brings over 20 years of data center construction to t he team. He is also entrenched in the political landscape, actively working to change legislation to positively impact bitcoin mining and crypto as a whole.

- **<u>Nicholas Kresz:</u>**

Nicholas is a visionary technology leader with deep expertise in securing critical systems, scaling high-performance teams, and aligning innovative solutions with strategic business goals. He has successfully led large-scale deployments of tens of thousands of ASIC miners, overseen operations in expansive data centers, and managed complex network infrastructures. With a career spanning regulatory compliance, enterprise security, and operational excellence, Nicholas has consistently delivered transformative results, safeguarding billions in enterprise value and driving sustainable growth across industries.

- **Trent Stephens:**

Trent is a trailblazer, bring years of hands-on experience deploying Bitcoin mining machines across the U.S. His technical expertise and strategic approach are driving Quantum Expeditions' ability to scale rapidly, reliably, and sustainably.

What we are building is more than a company — it is the future of Bitcoin mining.


The Value Proposition
QUANTUM EXPEDITIONS
Expertise and Preparation
Technological Edge
Future Market Growth
Cost-Efficiency
Longevity and Scalability
Access for Retail Investors
Risk Mitigation

Cutting-Edge Tech and Innovation

Your investment isn't just for now; it's for the future. Our state-of-the-art technology targets long-term profitability.

From ASIC (Application Specific Integrated Circuits) sourcing to advanced cooling methods, we're at the forefront of mining technology.

ASICs need to be properly sourced, mounted, managed and cooled, and the technology behind each step must be the latest and most efficient to ensure longevity of the operation. Therefore the correct partners, suppliers and skill sets are consistently assessed, re-evaluated and updated for optimal results.

Quantum Expeditions: Revolutionizing Bitcoin Mining with Stranded Gas

At Quantum Expeditions, we are proud to announce a transformative shift in our operations, guided by Doug Hardwick's extensive knowledge and expansive network. As a result, we are now pioneering the use of stranded gas for bitcoin mining—a significant step toward achieving a cheaper, more sustainable, and efficient energy model.

By leveraging this innovative energy source, we anticipate a dramatic reduction in our energy costs, from our current rate of $0.065 per kWh to as low as $0.03 per kWh or even lower. This breakthrough not only positions Quantum Expeditions at the forefront of green, lean bitcoin mining but also reflects our unwavering commitment to pushing the boundaries of what's possible in the industry.

We are on the cusp of turning this groundbreaking vision into reality, bringing us closer than ever to our ultimate goal of sustainable, eco-friendly mining. This is an exciting moment in our journey, and we invite you to join us as we shape the future of bitcoin mining.

Use of Funds & Dynamic Roadmap: Strategic Growth and Maximizing Investor Value

Our team has consistently demonstrated the ability to adapt quickly to market trends and evolving conditions. The funds raised from this crowdfunding campaign are crucial to advancing our strategic roadmap and accelerating the next phase of our expansion.

It's also important to note that we've been actively pursuing additional funding avenues and have engaged in ongoing discussions with institutional investors. These partnerships will play a pivotal role in powering our future growth. The success of this raise will significantly enhance our position in these negotiations and lead to a more favorable company valuation.

Even though the valuation cap on this crowdfund offering is only $33.3 million, our best estimate of the current valuation of the company is closer to $55 million. Once this round is closed we aim to open a reg D filling for our first institutional raise.

Hear what some of the leading industry experts are saying about Quantum Expeditions:

Listen to some of our latest spaces. Informative, educational and full of intelligent conversation. Join us and some of the brightest minds spearheading bitcoin mining.

Your Friend Andy is widely known as one of main voices in crypto mining. Having amassed a multi million $ crypto portfolio and with his own bitcoin mining infrastructure, we are delighted he has chosen to partner with Quantum Expeditions.





Wendy-O needs no introduction. A powerful figure in the crypto community and someone who is widely recognized as a crypto expect. A fantastic, short fire video for you to get to know more about Quantum Expeditions.



James Pelton is known for his in depth knowledge of the crypto world. This comes from his background in tech, within which he created a 7 figure business.

Since then James has excelled at hosting projects for unique, insightful AMA's. We have been excited to join James on several of these. Below is an example of what Quantum Expeditions is offering investors today. Listen and enjoy.

This BTC Mining Company is doing things differently 👀



James Pelton
BTC MINING
WITH UNIQUE
STRATEGY
Watch on YouTube

Wolf Financial Podcast on Twitter X Spaces: Audio Recording

Close
10/03/2023 · 2.9K tuned in
WOLF MONDAY EVENING SPACES
WOLF
Host
Action
Speaker
Bilo Crypto
Speaker
Jordan
Speaker
NFT_Dreww.etl
Speaker
Ashley
Speaker
Lucas Bean
Speaker
Dave aka nflcl
Speaker
Doug - CEO - C
Speaker
Michael tiny Saul
Speaker
Oz For NY
Speaker
Mati
Listener

























1:17:16 -57:49

1×

Quantum Expeditions also received a strong endorsement from The Birb Nest's **Adrian Zdunczyk**...


Unlocking The Secrets Of Bitcoin Mining - AMA With QEx
The Birb Nest
Unlocking
The Secrets of
Bitcoin
Mining
Watch on YouTube

Take a look at our YouTube playlist with a ton more content and some interesting information on our journey so far.

Stretch Goals

All investors of just $100 or more are eligible to participate in the following events should we reach these milestones...

Now we have raised a cumulative $500,000 from all investors, we will be releasing a "Texas Mining Giant" board game and sending it exclusively to all crowdfund participants. This is our way of saying thank you to all of the

early bird contributors. (Cost price plus shipping and handling not included)

When we raise a cumulative $1,000,000 from all investors, we will host a massive bitcoin mining rave party with music, drinks and special guests. Why a rave? Because this journey can and should be fun and we would like to bring the community together. Reaching this milestone is something we will want to celebrate with all of you. What better way to do that than to meet, greet and relax together.



Profit Potential

Many investors have asked us "what is the expected return on investment?"

This is a very reasonable question but before answering we need to highlight that our success depends on the success of bitcoin. The more bitcoin performs well, the more profitable the company will be.

Bitcoin Mining Company	Ticker	Price per share	Market Cap
Marathon Digital	$MARA	$17.38	$5.88 billion
CleanSpark Inc	$CLSK	$9.58	$2.8 billion

CleanSpark Inc	$CLSK	$9.56	$2.8 billion
Riot Platforms	$RIOT	$10.50	$3.6 billion
Quantum Expeditions Inc	Crowdfund	Valuation Cap	$33.3 million

**Data valid as of December 30th

QEx compared to several publicly traded companies

Our stated goal is to be a $1 billion company within the next 4-6 years. For those of you investing in the SAFE with a valuation cap of $33.3 million dollars this represents a total return on investment of roughly 2900%, or about 30x.

Of course, you don't necessarily need to wait until an IPO to start seeing returns as it is our plan to begin paying dividends from potential profits as soon as Q3 of 2025. All of our core team is currently being compensated by shares in the company or "sweat equity," so our interests to get paid out are 100% aligned with our investors.

A Bright Future Ahead

Bitcoin isn't a trend - it's here to stay. And so is Quantum Expeditions.

With the last Bitcoin not due to be mined until 2140 and global Bitcoin adoption set to hit 10% of global population by 2030 at the current rate of growth *(Source; Blockware Solutions)*, our expansion plans are just the beginning. Future phases are already mapped out, awaiting subsequent rounds of financing.

As the total addressable market and Bitcoin's market capitalization expands, QEx itself can increase operations through our planned roadmap for growth. The current project is only Phase 1 of a multi-phase project planned for the next 12-18 months.





Visualization of Blockware Solutions' Bitcoin adoption forecast

Bitcoin mining is a cornerstone of the global Bitcoin network. Quantum Expeditions is designed to be a sustainable, profitable pillar in this essential ecosystem.

01 Vision

To be the pinnacle of profitable Bitcoin mining, leading with expertise, innovation, and efficiency.

02 Mission

To generate substantial returns through expert mining operations, leveraging innovation and strategic management to deliver exceptional value to our investors.

QUANTUM EXPEDITIONS

From transaction processing to network support, Bitcoin mining plays an integral role in the global network. However, efficient and profitable mining requires specialized skills, technology and access to a whole lot of electricity. That's where Quantum Expeditions (QEx) comes in. We not only meet these requirements but also exceed them, setting ourselves to be a

meet these requirements but also exceed them, setting ourselves to be a cornerstone of the bitcoin mining industry.

Challenges



Challenges
1. Significant upfront investment required.
2. Energy costs reduce profitability of mining.
3. Requires specialized skills & deep well of expertise.
4. Evolving landscape requires adaptation and technological updates.
5. Volatile crypto markets pose a risk to mining profitability.
6. High-risk, high-reward ventures not usually accessible to retail investors.
QUANTUM EXPEDITIONS

Solutions

Solutions
1. Initial seed funding of $350,000 secured
2. Unique Power Purchase Agreement
3. Highly qualified team and 2 years of preparation.
4. Unique mining approach & specialist equipment.
5. Fixed production costs combined with explosive Bitcoin bull market cycles.
6. Multiple tiers of investment and exclusive perks.
QUANTUM EXPEDITIONS

Let's get you started

Let's get you started

Bitcoin is for everyone, and our crowdfund reflects that. Our aim was always to allow smaller (or "retail") investors access to terms usually only available to larger investors.

Almost all investment levels also carry extra bonuses ranging from company merchandise, naming rights of miners, access to the site itself and even mining revenue share paid in Bitcoin (above $50,000 only, dividends not guaranteed).

Early bird investors will have the additional bonus of a reduced valuation cap for SAFE conversion for the first $300,000 collectively invested.

Don't miss your chance to be part of something revolutionary.

Read Wefunder's guide to SAFEs, check out the tantalizing benefits and choose your investment level. Let's make Bitcoin history together.

Investment Tiers and their perks

In addition to part ownership in an amazing company and participation in the stretch goals above, take advantage of the following perks and swag...

All perks are available while supplies last.

$100 - Receive an exclusive Quantum Expeditions digital wallpaper and an optional shoutout on our social media channels. (Simply provide us with your Twitter X or LinkedIn handle and we'll send a public thanks.)

$500 - Above PLUS: Limited edition Quantum Expeditions baseball hat.







QEx Limited Edition Baseball Hat

$1,000 - All above PLUS: Limited edition Quantum Expeditions T-Shirt.



Limited Edition QEx T-shirt

$2,500 - All above PLUS: A unique bitcoin ordinal inscriptions sent to your BTC wallet. Bitcoin ordinals are like NFTs minted on the bitcoin blockchain. (Please provide a UniSat wallet address to receive the ordinal.) Investors may receive more than one ordinal according to their investment amount. Every $2,500 invested is one ordinal.



QuantumBadgers.com

$10,000 - All above PLUS: Exclusive "10k" Quantum Expeditions hoodie.



Limited Edition Hoodie

$50,000 - All above PLUS: Have the option to receive your quarterly dividend profits paid out in bitcoin to your own BTC wallet. Although all investors are eligible for dividends if and when they are announced, investors in this tier or higher will have the option to receive them directly in bitcoin rather than in fiat money. (Disclaimer: dividends are not guaranteed). AND... a special edition bath robe.



Limited Edition Bath Robe

$100,000 - All above PLUS: Naming rights! That's right you get to name a bitcoin mining container. Your name will be displayed on a plaque at the entrance of the mining container and uploaded to social media with a special thank you. AND... a one of a kind professional brief case.





Limited Edition Brief Case

We look forward to seeing you around on social media and at our dessert rave once we reach that goal. Until then, please feel free to reach out with any questions or if you need any assistance.

Please remember to stay safe, stack sats and HODL.

See you in Texas!

From the entire team at QEx